

November 12, 2013

<u>Via E-Mail</u>
Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
Saker Aviation Services, Inc.
20 South Street, Pier 6 East River
New York, New York 10004

      Re: **Saker Aviation Services, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed April 1, 2013
              Form 10-Q for the Quarter Ended June 30, 2013
              Filed August 12, 2013
              File No. 000-52593

Dear Mr. Ricciardi:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Linda Cvrkel

                  Linda Cvrkel
                  Branch Chief